EXHIBIT 99.1

Shopify Announces Fourth-Quarter and Full Year 2016 Financial Results

Fourth-Quarter Revenue Grows 86% Year on Year

Fourth-Quarter Gross Merchandise Volume (GMV) Grows 94% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – February 15, 2017 – Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the quarter and full year ended December 31, 2016.

“Our work at Shopify is to help entrepreneurs thrive in a space that’s changing all the time, and we did our job especially well this past holiday season,” stated Tobi Lütke, founder and CEO of Shopify. “That eight of our ten top sellers over the Black Friday Cyber Monday weekend were merchants that had upgraded from lower-priced plans reminds us that today’s startups become tomorrow’s superstars, at a velocity that appears to be increasing all the time. As the engine powering the growth of these merchants, Shopify has an opportunity that stretches years into the future.”

“That we grew revenue by 90% and GMV by 99% for the full year 2016 speaks to the enormous opportunity in retail right now and our strategic position within it,” commented Russ Jones, Shopify’s CFO. “Throughout 2017 we will continue to build out our ability to seize this opportunity by expanding not only our existing features, such as channels, payments, shipping and capital, but also our facilities and infrastructure.  These investments are timely, as we expect the number of merchants on Shopify to continue expanding rapidly and their collective sales volumes to continue to grow at a rate several times that of overall retail.”

Fourth-Quarter Financial Highlights

•
Total revenue in the fourth quarter was $130.4 million, an 86% increase from the comparable quarter in 2015. Within this, Subscription Solutions revenue grew 63% to $56.4 million. This increase was driven by the continued rapid growth in Monthly Recurring Revenue[1] (“MRR”). The number of merchants on the Shopify platform surpassed 375,000 in the fourth quarter, as a record number of merchants joined the platform in the period. Merchant Solutions revenue grew 108% to $74.0 million, driven primarily by the growth of Gross Merchandise Volume[2] (“GMV”).

•	MRR as of December 31, 2016 was $18.5 million, up 63% compared with $11.3 million as of December 31, 2015.

•
GMV for the fourth quarter was $5.5 billion, an increase of 94% over the fourth quarter of 2015. Gross Payments Volume ("GPV"), which is the amount of GMV processed through Shopify Payments, grew to $2.2 billion, which accounted for 39% of GMV processed in the quarter, versus $1.0 billion, or 37%, for the fourth quarter of 2015.

•	Gross profit dollars grew 87% to $68.1 million as compared with the $36.5 million recorded for the fourth quarter of 2015.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2. Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

•	Operating loss for the fourth quarter of 2016 was $9.3 million, or 7% of revenue, versus $6.5 million, or 9% of revenue, for the comparable period a year ago.

•	Adjusted operating loss[3] for the fourth quarter of 2016 was 1% of revenue, or $0.8 million; adjusted operating loss for the fourth quarter of 2015 was 2% of revenue, or $1.3 million.

•	Net loss for the fourth quarter of 2016 was $8.9 million, or $0.10 per share, compared with $6.3 million, or $0.08 per share, for the fourth quarter of 2015.

•	Adjusted net loss[3] for the fourth quarter of 2016 was $0.4 million, or $0.00 per share, compared with an adjusted net loss of $1.1 million, or $0.01 per share, for the fourth quarter of 2015.

•	At December 31, 2016, Shopify had $392.4 million in cash, cash equivalents and marketable securities, compared with $190.2 million on December 31, 2015.

Fourth-Quarter Business Highlights

•
GMV during the holiday shopping weekend spanning Black Friday through Cyber Monday more than doubled over the comparable period last year as the level of activity on the Shopify platform reached a peak of nearly 3 million requests per minute.

•
Multi-channel continued to prove to be an effective strategy to support merchants, as percentage growth of GMV over social channels far outpaced that of our more traditional retail channels, such as point of sale and the online store.

•	Mobile traffic to merchants’ stores continued to grow, reaching 69% of traffic and 55% of orders at the end of 2016, versus 61% and 46%, respectively, at the end of 2015.

•
Shopify’s Sell on Amazon integration was made generally available to merchants in December. Designed to seamlessly connect Shopify store owners to the millions of customers searching for products to buy on Amazon, merchants can now conveniently manage their product catalog for their ecommerce website, retail store, Amazon store, and other sales channels all in one place.

Since the start of the year, Shopify launched its inaugural Build a Bigger Business competition. The new competition, which augments Shopify’s Build a Business competition, aims to equip established small and medium-sized businesses and trend-setting entrepreneurs with the tools and mentorship needed to achieve their ultimate growth objectives. Winners in each category will take a once-in-a-lifetime entrepreneurial getaway at the Namale Resort and Spa in Fiji with Tony Robbins and other business mentors.

Full-Year Financial Highlights

•
Total revenue for the full year grew 90% to $389.3 million, compared with $205.2 million in 2015. Within this, Subscription Solutions revenue grew 68% to $188.6 million and Merchant Solutions revenue grew 115% to $200.7 million.

•	GMV for 2016 was $15.4 billion, an increase of 99% over 2015. GPV grew to $5.9 billion in 2016, or 39% of GMV, versus $2.7 billion, or 35% of GMV, for 2015.

•	Gross profit dollars grew 85% over 2015 to $209.5 million, versus $113.3 million for 2015.

•	Operating loss for 2016 was $37.2 million, or 10% of revenue, versus $17.8 million, or 9% of revenue, for 2015.

3. Please refer to "Non-GAAP Financial Measures" in this press release.

•	Adjusted operating loss[3] for 2016 was 3% of revenue, or $12.1 million; adjusted operating loss for 2015 was 3% of revenue, or $6.7 million.

•	Net loss was $35.4 million, or $0.42 per share, compared with $18.8 million, or $0.30 per share, for 2015.

•	Adjusted net loss[3] for 2016 was $10.3 million, or $0.12 per share, compared with an adjusted net loss of $7.7 million, or $0.13 per share, for 2015.

2016 Business Highlights

Shopify expanded considerably in 2016, adding new merchants, channels, partners, and functionality. Over the past twelve months:

•	More than 133,000 net new merchants began selling on Shopify, which ended the year with approximately 377,500 merchants on the platform.

•	Merchants on average became more successful on Shopify, as GMV per merchant grew by 25% over last year.

•	MRR per merchant expanded over 2015, primarily due to strong growth in the number of merchants joining at higher subscription levels.

•
Average Revenue Per User (ARPU) expanded 15% to $1,243, versus $1,077 for 2015, driven by higher GMV per merchant, increased penetration of Shopify Payments, higher MRR per merchant, and the introduction of new merchant services.

•	The number of partners referring at least one new merchant to Shopify in 2016 grew to more than 11,000, compared with more than 8,500 in 2015.

•
Shopify integrated a number of new sales channels for merchants in 2016, including Facebook Messenger and Amazon. Shopify also launched a software development kit for third parties looking to make their sites natively available to Shopify merchants. The addition of Houzz, Wanelo, eBates and others has driven the number of channels over which a merchant can sell to more than a dozen.

•
Shopify Capital successfully launched, providing merchants with more than $30 million in aggregate in cash advances to help fuel their businesses by providing working capital for growth, such as securing inventory, hiring employees or marketing activities.

•
Shopify launched Apple Pay for the web, and by year end, more than 150,000 of Shopify’s merchants had elected to offer Apple Pay as a means for checkout. These merchants saw conversion rates approximately double by shoppers who have enabled Apple Pay.

•	Canada Post joined the US Postal Service as a partner on Shopify Shipping, bringing integrated shipping and tracking to more merchants in North America.

•
Shopify completed three acquisitions with the aim of expanding its breadth and depth of capabilities for merchants. All are founder-led teams where a focus on merchants, entrepreneurial cultures and product development talent make them strong additions to Shopify.

•
The percentage of Shopify merchants using Shopify Payments grew every quarter throughout 2016, with 85% of merchants at year end using Shopify Payments in geographies where it is available compared with 76% in the fourth quarter of 2015. This equates to 68% of our global merchant base compared with 62% in the fourth quarter of 2015.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify. All numbers provided in this section are approximate.

For the full year 2017, Shopify currently expects:

•	Revenues in the range of $580 million to $600 million

•	GAAP operating loss in the range of $73 million to $77 million

•	Adjusted operating loss[3] in the range of $18 million to $22 million, which excludes stock-based compensation expenses and related payroll taxes of $55 million

For the first quarter of 2017, Shopify currently expects:

•	Revenues in the range of $120 million to $122 million

•	GAAP operating loss in the range of $20 million to $22 million

•	Adjusted operating loss[3] in the range of $9 million to $11 million, which excludes stock-based compensation expenses and related payroll taxes of $11 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its fourth-quarter and full-year results today, February 15, 2017, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Audited Consolidated Financial Statements and accompanying Notes, Management’s Discussion and Analysis, and Annual Information Form for the year ended December 31, 2016 are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces and physical retail locations. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers hundreds of thousands of businesses in approximately 175 countries and is trusted by brands such as Tesla, Nestle, GE, Red Bull, Kylie Cosmetics, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, non-GAAP operating expenses, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes as well as sales and use tax.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Revenues
Subscription solutions	56,387	34,608	188,606	111,979
Merchant solutions	73,996	35,565	200,724	93,254
	130,383	70,173	389,330	205,233
Cost of revenues
Subscription solutions	11,593	7,662	39,478	24,531
Merchant solutions	50,655	26,044	140,357	67,447
	62,248	33,706	179,835	91,978
Gross profit	68,135	36,467	209,495	113,255
Operating expenses
Sales and marketing	39,016	22,527	129,214	70,374
Research and development	24,472	13,541	74,336	39,722
General and administrative	13,952	6,918	43,110	20,915
Total operating expenses	77,440	42,986	246,660	131,011
Loss from operations	(9,305)	(6,519)	(37,165)	(17,756)

Other income (expense)	438	212	1,810	(1,034)
Net loss	(8,867)	(6,307)	(35,355)	(18,790)
Other comprehensive loss, net of tax	(1,342)	—	(1,818)	—
Comprehensive loss	(10,209)	(6,307)	(37,173)	(18,790)
Basic and diluted net loss per share attributable to shareholders	(0.10)	(0.08)	(0.42)	(0.30)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	89,137,155	77,996,629	83,988,597	61,716,065

Shopify Inc.
Consolidated Balance Sheets
(Expressed in US $000’s, except share and per share amounts, unaudited)

	As at
	December 31, 2016	December 31, 2015
	$	$
Assets
Current assets
Cash and cash equivalents	84,013	110,070
Marketable securities	308,401	80,103
Trade and other receivables	9,599	6,089
Merchant cash advances receivable, net	11,896	—
Other current assets	8,989	6,203
	422,898	202,465
Long term assets
Property and equipment	45,719	33,048
Intangible assets	6,437	5,826
Goodwill	15,504	2,373
	67,660	41,247
Total assets	490,558	243,712
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	45,057	23,689
Current portion of deferred revenue	20,164	12,726
Current portion of lease incentives	1,311	822
	66,532	37,237
Long term liabilities
Deferred revenue	922	661
Lease incentives	12,628	10,497
	13,550	11,158
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 77,030,952 and 56,877,089 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,374,528 and 23,212,769 issued and outstanding	468,494	231,452
Additional paid-in capital	27,009	11,719
Accumulated other comprehensive loss	(1,818)	—
Accumulated deficit	(83,209)	(47,854)
Total shareholders’ equity	410,476	195,317
Total liabilities and shareholders’ equity	490,558	243,712

Shopify Inc.
Consolidated Statements of Cash Flows
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Years ended
	December 31, 2016	December 31, 2015
	$	$
Cash flows from operating activities
Net loss for the year	(35,355)	(18,790)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	13,967	7,236
Stock-based compensation	22,896	7,805
Vesting of restricted shares	202	353
Unrealized foreign exchange (gain) loss	(969)	1,828
Changes in operating assets and liabilities:
Trade and other receivables	(2,356)	1,176
Merchant cash advances receivable, net	(11,896)	—
Other current assets	(2,604)	(4,708)
Accounts payable and accrued liabilities	19,813	11,097
Deferred revenue	7,699	6,218
Lease incentives	2,620	3,541
Net cash provided by operating activities	14,017	15,756
Cash flows from investing activities
Purchase of marketable securities	(369,208)	(111,154)
Maturity of marketable securities	139,872	48,350
Acquisitions of property and equipment	(23,773)	(16,525)
Acquisitions of intangible assets	(2,463)	(4,511)
Acquisition of business (net of cash acquired)	(14,114)	—
Net cash used in investing activities	(269,686)	(83,840)
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	—	136,251
Proceeds from the exercise of stock options	4,162	1,604
Proceeds from follow-on public offering, net of issuance costs	224,423	—
Net cash provided by financing activities	228,585	137,855
Effect of foreign exchange on cash and cash equivalents	1,027	(1,654)
Net increase (decrease) in cash and cash equivalents	(26,057)	68,117
Cash and cash equivalents – Beginning of Year	110,070	41,953
Cash and cash equivalents – End of Year	84,013	110,070

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
GAAP Gross profit	68,135	36,467	209,495	113,255
% of Revenue	52%	52%	54%	55%
add: stock-based compensation	206	84	629	282
add: payroll taxes related to stock-based compensation	10	63	89	63
Non-GAAP Gross profit	68,351	36,614	210,213	113,600
% of Revenue	52%	52%	54%	55%

GAAP Sales and marketing	39,016	22,527	129,214	70,374
% of Revenue	30%	32%	33%	34%
less: stock-based compensation	1,300	418	3,951	1,099
less: payroll taxes related to stock-based compensation	124	252	493	252
Non-GAAP Sales and marketing	37,592	21,857	124,770	69,023
% of Revenue	29%	31%	32%	34%

GAAP Research and development	24,472	13,541	74,336	39,722
% of Revenue	19%	19%	19%	19%
less: stock-based compensation	5,232	1,656	14,318	4,509
less: payroll taxes related to stock-based compensation	230	1,864	1,046	1,864
Non-GAAP Research and development	19,010	10,021	58,972	33,349
% of Revenue	15%	14%	15%	16%

GAAP General and administrative	13,952	6,918	43,110	20,915
% of Revenue	11%	10%	11%	10%
less: stock-based compensation	1,324	721	4,200	2,268
less: payroll taxes related to stock-based compensation	72	151	295	151
less: sales and use tax	—	—	—	566
Non-GAAP General and administrative	12,556	6,046	38,615	17,930
% of Revenue	10%	9%	10%	9%

GAAP Operating expenses	77,440	42,986	246,660	131,011
% of Revenue	59%	61%	63%	64%
less: stock-based compensation	7,856	2,795	22,469	7,876
less: payroll taxes related to stock-based compensation	426	2,267	1,834	2,267
less: sales and use tax	—	—	—	566
Non-GAAP Operating Expenses	69,158	37,924	222,357	120,302
% of Revenue	53%	54%	57%	59%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
GAAP Operating loss	(9,305)	(6,519)	(37,165)	(17,756)
% of Revenue	(7)%	(9)%	(10)%	(9)%
add: stock-based compensation	8,062	2,879	23,098	8,158
add: payroll taxes related to stock-based compensation	436	2,330	1,923	2,330
add: sales and use tax	—	—	—	566
Adjusted Operating loss	(807)	(1,310)	(12,144)	(6,702)
% of Revenue	(1)%	(2)%	(3)%	(3)%

GAAP Net loss	(8,867)	(6,307)	(35,355)	(18,790)
% of Revenue	(7)%	(9)%	(9)%	(9)%
add: stock-based compensation	8,062	2,879	23,098	8,158
add: payroll taxes related to stock-based compensation	436	2,330	1,923	2,330
add: sales and use tax	—	—	—	566
Adjusted Net loss and comprehensive loss	(369)	(1,098)	(10,334)	(7,736)
% of Revenue	—%	(2)%	(3)%	(4)%

GAAP net loss per share attributable to shareholders	(0.10)	(0.08)	(0.42)	(0.30)
add: stock-based compensation	0.09	0.04	0.28	0.13
add: payroll taxes related to stock-based compensation	0.00	0.03	0.02	0.04
add: sales and use tax	0.00	0.00	0.00	0.01
Adjusted net loss per share attributable to shareholders(1)	0.00	(0.01)	(0.12)	(0.13)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	89,137,155	77,996,629	83,988,597	61,716,065

(1) Totals may not foot due to rounding differences.